AB 3/10

UNIT 08028248

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66871

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Block Orders Execution, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Broad Street – 11th Floor
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

PROCESSED
MAR 2 1 2008
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Frederick Goldenberg (646) 257-4805
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue (Address) Lake Success (City) NY (State) 11042-1066 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
FEB 29 2008
Washington, DC
101

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AJ 3/20

OATH OR AFFIRMATION

I Frederick Goldenberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Block Orders Execution, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Alex J. Lagombra
Notary Public, State of New York
No. 01LA6095774
Qualified in Queens County
Commission Expires July 21, 20 11

Notary Public

Signature

Partner

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Member's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLOCK ORDERS EXECUTION, LLC

55 Broad Street – 11th Floor
New York, NY 10004

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Statement of Financial Condition

December 31, 2007

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Block Orders Execution, LLC
Statement of Financial Condition
December 31, 2007

Assets		
Cash and cash equivalents	**$**	**204,417**
Property and equipment, net		**22,768**
Loan receivable, member		**3,952**
Prepaid expenses		**6,165**
Accounts receivable		**75,480**
Other assets		**2,800**
Total assets	**$**	**315,582**
Liabilities and Members' Equity		
Liabilities		
Accrued expenses and other liabilites	**$**	**176,027**
Commitments		
Members' equity		**139,555**
Total liabilities and members' equity	**$**	**315,582**

The accompanying notes are an integral part of this financial statement.

1. Organization

Block Orders Execution, LLC (the "Company") was organized on September 11, 2004 under the laws of the State of Delaware. The Company is a registered broker and dealer pursuant to section 15(b) of the Securities Exchange Act of 1934. The Company transacts its business with institutional customers located throughout the United States. On October 5, 2005, the Company became a member of the Financial Industry Regulatory Authority ("FINRA"). The Company focuses on servicing and supporting its trading software, LiquidityBook. During March 2007, customer trading activity ceased as did its clearing through another broker-dealer on a fully disclosed basis. The Company has the ability to resume trading activity with the infusion of additional capital.

Under the Company's Operating Agreement, as subsequently amended, there are five classes of members: Class A, Class B, Class R, Class T and Class Z. Class A, Class B, Class R, Class T and Class Z members have no voting rights. Class Z members are entitled to an annual preferred distribution equal to 5% of the stated value of the Class Z shares, payable in equal monthly installments. These preferred distributions are included in interest expense in the statement of operations.

Net profits and losses for each year are allocated first to Class Z members in accordance with their respective percentage interests to the extent of their preferred distribution and second to Class B and Class T members in accordance with their respective percentage interest. Class A members will not be allocated net profits or losses except to the extent that such members receive distributions on liquidation or dissolution. Class R members are entitled to 25% of LiquidityBook gross income and 33% of the gross sale price upon sale or dissolution of the Company.

As of December 22, 2007, Classes B, R and T were eliminated by increasing each member's Class A shares proportionately.

2. Summary of Significant Accounting Policies

Cash Equivalents

The Company considers all money market accounts and all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

Accounts Receivable
Accounts receivable consist of trade receivables recorded at original invoice amounts, less an estimated allowance for uncollectible accounts. Trade credit is generally extended on a short-term basis; thus, trade receivables do not bear interest, although a finance charge may be applied to receivables that are past due. Trade receivables are periodically evaluated for collectibility based on past credit histories with customers and their current financial conditions. Changes in the estimated collectibility of trade receivables are recorded in the results of operations for the period in which the estimates are revised. Trade receivables that are deemed uncollectible are offset against the allowance for uncollectible accounts. The Company generally does not require collateral for trade receivables.

Income Taxes
The Company is treated as a partnership for federal income tax purposes. Consequently, the Company is not subject to federal and state income taxes. Members are liable for their distributive shares of the Company's income and losses. However, the Company is subject to New York City Unincorporated Business Tax.

Property and Equipment
Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which is primarily five years.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. Property and Equipment, Net

Property and equipment consists of the following:

Furniture	$ 7,376
Computer equipment	70,129
Office equipment	10,855
	88,360
Accumulated depreciation	(65,592)
	$ 22,768

4. Loan Receivable, Member

The loan receivable from member is non-interest bearing and due on demand.

5. Leases

The Company was obligated under an operating lease for its office premises on a month to month basis based on an oral agreement with an unrelated party through October 2007. As of November 1, 2007, the Company is obligated under an operating lease for its new office premises. The lease expires on October 31, 2008 but can be terminated at anytime with 30 day written notice. The future minimum payments required under the lease amount to $28,000.

6. Clearance Agreement

The Company had entered into an agreement with another broker (clearing broker) to execute and clear, on a fully disclosed basis, customer accounts of the Company. This agreement was terminated during the year.

7. Litigation

The Company has brought an action to recover approximately $600,000 which is owed to it from a joint venture under an agreement dated July 2003. The Company has asserted claims for breach of contract and additional claims under the New York State Labor Law and under copyright law for additional damages. The Company has an arbitration scheduled with FINRA. There is, however, indication that the defendant is defunct and may not have assets to satisfy a judgment which significantly reduces the likelihood of recovery. Based on this information, the Company has provided a 100% valuation allowance on this receivable. Pursuant to this reserve, the Company has amended its lawsuit by including individual principals to the lawsuit. Council believes it is premature to assess the likelihood of a favorable outcome with respect to these claims.

8. Net Capital Requirements

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2007, the Company had net capital, as defined, of $28,390, which exceeded the required minimum net capital of $11,735 by $16,655. Aggregate indebtedness at December 31, 2007 totaled $176,027. The ratio of aggregate indebtedness to net capital was 6.2 to 1.

9. Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company may have cash at banks in excess of federally insured limits and is exposed to the credit risk resulting from this concentration of cash.

****

The Company's Statement of Financial Condition as of December 31, 2007 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

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INDEPENDENT AUDITORS' REPORT

****

To the Board of Directors
Block Orders Execution, LLC

We have audited the accompanying statement of financial condition of Block Orders Execution, LLC as of December 31, 2007, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Block Orders Execution, LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

Lake Success, N.Y.
February 26, 2008

END